SI

18001535



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2018

Washington DC

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SEC FILE NUMBER

8- 02259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** AND ENDING **12/31/17**
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M. GRIFFITH INVESTMENT
                             SERVICES, INC.**

Official Use Only

_____

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FRENCH ROAD, BUILDING #2
(No. and Street)

NEW HARTFORD   **NEW YORK**   **13413**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID T. GRIFFITH, PRESIDENT   **(315) 797-0130**
                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

2112 ERIE BLVD E., STE 100   SYRACUSE   NEW YORK   13224
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required
                          to respond unless the form displays a currently valid OMB control number.

- 1 -

OATH OR AFFIRMATION

I, **DAVID T. GRIFFITH**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **M. GRIFFITH INVESTMENT SERVICES, INC.**, as of **DECEMBER 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SUSAN E STYS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ST6362692
Qualified in Oneida County
Commission Expires August 7, 2021

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Income.

☐ (d) Statement of Cash Flows.

☐ (e) Statement of Changes in Stockholder's Equity.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital for brokers and dealers Pursuant to Rule 15c3-1.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control Requirements for brokers and dealers Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Independent auditors' report on internal accounting control.

☐ (p) Schedule of the segregation requirements and funds in segregation - customers regulated futures account Pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East, Suite 100
Syracuse, NY 13224
(315) 474-3986
FAX: (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
M. Griffith Investment Services, Inc.
New Hartford, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M. Griffith Investment Services, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of M. Griffith Investment Services, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of M. Griffith Investment Services, Inc.'s management. Our responsibility is to express an opinion on M. Griffith Investment Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M. Griffith Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountant
We have served as M. Griffith Investment Services, Inc.'s auditor since 1996.
Syracuse, New York
February 26, 2018

M. GRIFFITH INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 430,009
Receivables from broker, dealers and clearing organizations	318,169
Investments - at fair value	1,250,984
Property and equipment - net	341,281
Other assets	97,171
Goodwill	1,050,000
Total assets	$ 3,487,614

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 889,383
Subordinated Loan	1,300,000
Total liabilities	2,189,383
Stockholder's equity	1,298,231
Total liabilities and stockholder's equity	$ 3,487,614

A copy of our most recent annual report, Form X-17a-5, is available for examination and copying at the principal office of the firm in New Hartford, New York, as well as the office of the Securities and Exchange Commission in New York, New York.

The accompanying notes are an integral part of these financial statements

M. GRIFFITH INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

Note 1. Organization and Nature of Business

M. Griffith Investment Services, Inc. (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a New York corporation and is a wholly owned subsidiary of MGL Associates, Inc. (Parent).

Note 2. Summary of Significant Accounting Policies

Nature of Operations

The Company is an introducing broker, operating from one location in New Hartford, New York. The broker-dealer is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds, insurance, investment advisory services and other investment products, to customers who are predominately small and middle-market businesses and middle to upper-income individuals.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents - Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all bank money market accounts and certificates of deposit purchased with original maturities of less than three (3) months to be cash equivalents.

Advertising Expense

The Company expenses advertising costs as incurred. The advertising expense was $122,692 for the current year.

Note 2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued at fair value pricing as those terms are described for financial statement purposes. All securities valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives are as follows:

Office equipment	3 - 7 years
Leasehold improvements	10 - 15 years

Goodwill

The Company has adopted FASB (ASU) 2011-08, Testing Goodwill for Impairment which gives entities the option to qualitatively assess whether they must perform the two-step goodwill impairment test under ASC 350-20, Intangibles – Goodwill and Other. Under the amended guidance, entities have the option to qualitatively assess whether it is more likely than not (defined as a likelihood greater than 50 percent) that the fair value of goodwill is less than its carrying amount. If an entity elects to perform the qualitative assessment and determines that it is not more likely than not that the goodwill's fair value is less than its carrying amount, no further evaluation would be necessary. The Company has performed this qualitative assessment and has determined that the value of the goodwill is fairly stated.

Note 2. Summary of Significant Accounting Policies (continued)

Commission Income

Trading, insurance and mutual fund commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Certain investment advisory fees are earned and received monthly while other investment advisory fees are on a pro rata basis over the quarter with revenue and related expense recognized over that quarter.

Recently issued accounting pronouncements: Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company has identified its revenues and costs that are within the scope of the new guidance, and continues to evaluate their potential impact on the results of operations and disclosures. The Company is currently in the process of determining the affect this requirement will have on its financial statement. The Company does not believe the new standards will have a material impact on these financial statements.

The AICPA industry task forces on broker dealers and asset management, the AICPA's Revenue Recognition Working Group and the AICPA's Financial Reporting Executive Committee (FinREC) continue to issue interpretive guidance on ASU 2014-09. The Company will continue to evaluate the potential impact of this guidance.

The Company will adopt this guidance effective as of January 1, 2018. The two permitted transition methods under ASU 2014-09 are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, under which the cumulative effect of applying the standard would be recognized at the date of initial application. The Company has determined that the modified retrospective method will be utilized.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files consolidated corporate returns with it's Parent. Taxes are calculated as if the companies file on a separate return basis. The Company measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" corporation under the Internal Revenue Code and the New York State Corporation Tax Law and files a consolidated return with it's Parent. Under these elections, the income, generally, is taxed directly to the shareholder. New York State has enacted a minimum tax on corporations, which resulted in a corporate level tax of $3,000 for the year ended December 31, 2017, as is reflected in these financial statements.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Recently issued accounting pronouncements: Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a right-of-use asset and lease liability on the statements of financial position and disclose key information about leasing arrangements. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Upon adoption of ASU 2016-02, the Company does not believe the new standards will have a material impact on these financial statements.

Note 2. Summary of Significant Accounting Policies (continued)

Events Occurring After Reporting Date

The Company has evaluated the effects of events that have occurred subsequent to January 1, 2018 through February 26, 2018, which is the date the financial statements were available to be issued. During this period, there have been no material events that would require disclosure in the financial statements.

Note 3. Receivables from Broker, Dealers and Clearing Organizations

Receivables consist principally of commissions and amounts due from the firm's clearing broker, insurance companies and various other mutual funds. Accounts are charged to bad debt expense as they are deemed uncollectible upon a periodic review of the accounts. At December 31, 2017, management deemed that no allowance for uncollectible accounts was considered necessary.

Note 4. Fair Value Measurement and Investments

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3 inputs* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

Note 4. Fair Value Measurement and Investments (continued)

Investments Fair value of equity securities:	Market	Level 1 Inputs Fair Value
Money Market - Mutual Fund	$ 529,045	$ 529,045
Certificate of deposit	249,596	249,596
Money Market - Mutual Fund	371	371
Stocks	245,058	245,058
Mutual Funds	226,914	226,914
Total	$1,250,984	$1,250,984

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

The change in net realized and unrealized holding gains (losses) on available for sale securities was $13,741 for the year ended December 31, 2017.

Note 5. Property and Equipment - Net

A schedule of property and equipment at December 31, 2017 is as follows:

Office equipment	$ 609,609
Leasehold improvements	155,713
	765,322
Accumulated depreciation	(424,041)
Property and equipment - net	$ 341,281

Depreciation expense was $68,958 for the year ended December 31, 2017.

Note 6. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent subordinated borrowings with a related entity to the owner of the company. Such borrowings are available in computing the net capital under SEC's uniform net capital rule. To the extent that such borrowing are required for the Company's continued compliance with minimum net capital requirements, they are to be paid interest only at a rate of 5% until 1/31/2019. At the expiration of this time, the loan is to be paid in full or a new subordination agreement applied for with FINRA.

Liabilities subordinated to the claims of general creditors are composed of the following at December 31, 2017:

Subordinated note dated 2017	$1,300,000
Total	$1,300,000

Note 7. Retirement Plans

The Company has a Leveraged Employee Stock Ownership Plan (ESOP) and a Safe Harbour 401(k) plan, which collectively cover substantially all of the full-time employees as described in the Summary Plan Document. In 2012 the Company created the ESOP through ownership of its parent, MGL Associates Inc., covering substantially all of the Company's employees . The Company may make discretionary contributions on behalf of eligible employees on an annual basis. These amounts will at the discretion of the Administrator be used to repay the exempt loan and then credited to the employees. As of December 31, 2017, the ESOP owned 300 shares of the parent Company outstanding shares.

The Company also maintains a Safe Harbour 401(k) pension and profit sharing plan (the Plan) with a discretionary non-elective matching provision and contributes to the Plan based on employees' contributions from their annual salary. In addition, the Company may also make discretionary contributions to the Plan, based on profitability. Participation in the Plan is contingent upon certain age and service requirements.

Note 8. Commitments and Contingencies

Operating Leases

The Company signed a five year lease on its office in New Hartford, New York, with David T. Griffith (President) through August 2018.The lease provides for monthly payments of $17,333. The contract requires that the tenant is responsible for general repair and maintenance, utilities and real estate taxes above the base year cost. The company is in the process of negotiating a new lease. Total rent expense was $ 207,994 for the year ended December 31, 2017.

The Company has various operating leases for an automobile and equipment with different terms, lenders and dates expiring from 2018 through 2020. Total vehicle and equipment lease expense was $14,012 and $10,153 for the year ended December 31, 2017, respectively.

The minimum annual rental commitments over the next five years are as follows:

	Facility	Equipment	Vehicle	Total
2018	$ 138,664	$ 9,836	$ 19,734	$ 168,234
2019	-	9,836	14,801	24,637
2020	-	3,058	-	3,058
2021	-	-	-	-
2021	-	-	-	-
Total	$ 138,664	$ 22,730	$ 34,535	$ 195,929

Note 9. Related Party Transactions

Leases

The Company leases office space from and an automobile for its President, as is mentioned in Note 7. Rent paid under this agreement amounted to $207,994 for the office and $14,012 for the automobile for the year ended December 31, 2017.

Purchases

The Company made $195,080 of purchases from a vendor related to one of its management.

Loans

For the year ended December 31, 2017, the Company had a $1,300,000 subordinated loan, received from a related entity to the president and majority shareholder of the parent company.

Note 10. Significant Unusual Transaction Other Expenses

During 2017, it was determined that some of the Company's Investment Advisory clients inadvertently purchased mutual fund share classes that charged annual marketing and distribution fees. In an effort to reconcile these inadvertent charges, the Company rebated approximately $1,249,000 in fees to these clients. This amount is recorded in Other Expenses. To accomplish this rebate to the clients, the Company received approval from FINRA for a subordinately loan (Note 6).

Note 11. Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company is, therefore, exposed to risk of loss on these transactions. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

M. GRIFFITH INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

Note 12. Net Capital Requirements

As a registered broker-dealer, M. Griffith Investment Services, Inc. is subject to the requirements of the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, M. Griffith Investment Services, Inc.'s aggregate indebtedness and net capital were $889,383 and $890,505 respectively, a ratio of 1.00 to 1, and net capital exceeded the minimum capital requirement of $250,000 by $640,505.

A copy of our most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in New Hartford, New York, as well as the offices of the Securities and Exchange Commission in New York, New York.

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